Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

FOR IMMEDIATE RELEASE

STREAM COMMUNICATIONS REPORTS STREAM POLAND ACQUISITION OF HOMENET

WARSAW, Poland, November 4, 2008 - Stream Communications Network & Media Inc. (the Company or Stream Communications) (OTC Pink Sheets: SCNWF) announced today that Stream Communications Sp z o.o. (Stream Poland), controlled by Stream Communications and Penta Investments ("Penta"), has closed the acquisition of Internet provider Homenet Technologies Sp z o.o. ("Homenet") with a network located in Gdansk, Poland, for PLN 9,000,000.

As of June 30, 2008, Homenet had 5,850 Revenue Generating Units (RGUs), that include Internet, VoIP, and AV (Analog Video) subscribers. The number of Homenet RGUs will be verified by the end of November 2008, and the transaction price could be adjusted accordingly, if needed.

Homenet earned revenues of PLN 1.5 million for the first six months of 2008.

The transaction with Homenet was financed from the proceeds received by Stream Poland from Cyfoca (a subsidiary of Penta) in the form of a loan which will be later converted into shares in Stream Poland in the following manner:

  Penta Investment subsidiary Cyfoca entered into a Master Loan Agreement with Stream Poland for up to PLN 126 million. Loans are granted based on loan applications for individual acquisitions each time funds are needed, until March 31, 2009. The terms of the loans are as follows: interest 3M WIBOR + Margin 0.75% and a loan period up to 12 months.

  Because the share registration process in Poland is lengthy, the Master Loan Agreement permits Stream Poland to make acquisitions in shorter time frames, while still enabling Penta to receive the agreed upon Stream Poland equity. Conversion of the loans into Stream Poland equity will be made under the previously disclosed conditions set out in Phase two of the Stream Communications-Penta agreement.

Jan Rynkiewicz, president & CEO of Stream stated, "The acquisition of Homenet increases Stream Poland's subscriber base and strengthens its market position in Northern Poland, where on June 12, 2008 we announced that Stream Poland had secured an acquisition of a cable and internet service provider of approximately 19,000 RGUs.

As we have said in the past, our goal is to increase Stream Poland's subscriber base and strengthen its market position in the areas where Stream Poland competes. With the Homenet acquisition, Stream Poland is building a cluster of acquisitions in Northern Poland to continue to benefit from this strategy."

About Stream Communications

Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investments Sp z o.o., Stream Communications is developing greenfield projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.